UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	HPE Software Q3 Results & Update, dated 06 September 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

6 September 2017

Micro Focus International plc

HPE Software third quarter results
and update on period ending 31 October 2017

HPE Software

Hewlett Packard Enterprise (“HPE”) yesterday announced its financial results for the three months ended 31 July 2017, including the results relating to HPE's software business segment ("HPE Software"). The full announcement by HPE and accompanying presentation can be viewed on the following website:

http://investors.hpe.com/financial

On 7 September 2016, Micro Focus International plc (“Micro Focus” “the Company” or “the Group”) and HPE announced that they had reached a definitive agreement (the “Merger Agreement”) on the terms of a transaction (the “Transaction”) pursuant to which the Company agreed to combine with HPE Software by way of a merger (the “Merger”) of a wholly owned subsidiary of Micro Focus with Seattle SpinCo, Inc., a wholly owned subsidiary of HPE formed to hold HPE Software for the purposes of the Transaction. The Transaction completed on 1 September 2017.

Micro Focus discloses the following information from HPE's financial results for the three, nine and 12 months ended 31 July 2017, as it relates to HPE Software. It also provides an update on revenue guidance for the HPE Software business for the 12 months ended 31 October 2017.

Third quarter HPE Software highlights

●
Third quarter reported revenue was US$718m, down 3% year over year, down 2% when adjusted for divestitures and currency
●
Third quarter Licence revenue was up 2% on the prior year period, SaaS was up 7% on the prior year period (up 5% and 7% respectively when adjusted for divestitures and currency)
●
Third quarter Professional Services revenue declined 23% on the prior year period, Support was down 2% on the prior year period (down 22% and 1% respectively when adjusted for divestitures and currency)
●
Third quarter reported operating profit of US$179m, representing an improved operating margin of 24.9% (17.8% in the prior year period), driven by a reduction in operating expenditure and a lower Professional Services mix

Summary financials

Revenue by type

The tables below outline the reported revenues for HPE Software as reported by HPE for the three months, nine months and 12 months ended 31 July of 2017 and 2016 respectively.

Reported revenues	HPE Software – three months ended 31 July 2017 US$m	HPE Software - three months ended 31 July 2016 US$m	% growth
Licence revenue	$173	$169	2%
Support revenue	391	397	(2)%
Professional services revenue	76	99	(23)%
SaaS revenue	78	73	7%
Total reported revenue	$718	$738	(3)%

Reported revenues	HPE Software – nine months ended 31 July 2017 US$m	HPE Software - nine months ended 31 July 2016 US$m	% growth
Licence revenue	$484	$553	(12)%
Support revenue	1,164	1,225	(5)%
Professional services revenue	250	297	(16)%
SaaS revenue	226	216	5%
Total reported revenue	$2,124	$2,291	(7)%

Reported revenues	HPE Software – 12 months ended 31 July 2017 US$m	HPE Software - 12 months ended 31 July 2016 US$m	% growth
Licence revenue	$814	$901	(10)%
Support revenue	1,560	1,652	(6)%
Professional services revenue	348	402	(13)%
SaaS revenue	304	295	3%
Total reported revenue	$3,027	$3,250	(7)%

Operating profit

The table below outlines the reported operating profit for HPE Software as reported by HPE for the three, nine and 12 months ended 31 July of 2017 and 2016 respectively.

	HPE Software – three months ended 31 July 2017 US$m	HPE Software - three months ended 31 July 2016 US$m
Operating profit	$179	$131
% margin (based on reported revenues)	24.9%	17.8%

	HPE Software – nine months ended 31 July 2017 US$m	HPE Software - nine months ended 31 July 2016 US$m
Operating profit	$514	$459
% margin (based on reported revenues)	24.2%	20.0%

	HPE Software – 12 months ended 31 July 2017 US$m	HPE Software - 12 months ended 31 July 2016 US$m
Operating profit	$804	$746
% margin (based on reported revenues)	26.6%	23.0%

Adjusted revenue numbers

The Appendix sets out a reconciliation of the reported revenue numbers referred to above for the adjustments made to take account of divestitures and changes in currency exchange rates. These adjusted revenue numbers are shown below.

Adjusted revenues	HPE Software – three months ended 31 July 2017 US$m	HPE Software - three months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Licence revenue	$173	$165	5%
Support revenue	394	396	(1)%
Professional services revenue	77	99	(22)%
SaaS revenue	78	73	7%
Total adjusted revenue	$722	$733	(2)%

Adjusted revenues	HPE Software – nine months ended 31 July 2017 US$m	HPE Software - nine months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Licence revenue	$479	$527	(9)%
Support revenue	1,175	1,186	(1)%
Professional services revenue	254	297	(14)%
SaaS revenue	229	216	6%
Total adjusted revenue	$2,137	$2,226	(4)%

Adjusted revenues	HPE Software – 12 months ended 31 July 2017 US$m	HPE Software – 12 months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Licence revenue	$805	$858	(6)%
Support revenue	1,578	1,586	(1)%
Professional services revenue	355	402	(12)%
SaaS revenue	308	288	7%
Total adjusted revenue	$3,046	$3,134	(3)%

HPE Software revenue guidance for 12 months ending 31 October 2017

It is currently anticipated that the total adjusted revenue for the HPE Software business for the 12 months ending 31 October 2017 will be in the range of $2,890m to $2,960m. The reduction in adjusted revenue from the 12 months ended 31 July 2017 is driven by the active reduction of less profitable professional services in sub-scale service lines and geographies together with lower licence revenue offset by increasing SaaS revenue and support revenue being broadly flat. Only 2 months of this period will be included in the results for Micro Focus for the 6 months ending 31 October 2017.

For further information please contact:

Micro Focus International plc

Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)

+44 16 3556 5605

Powerscourt (PR adviser)

Juliet Callaghan

Simon Compton

+44 20 7250 1446

About Micro Focus

Micro Focus is a leading global enterprise software company uniquely positioned to help customers extend existing investments while embracing new technologies in a world of Hybrid IT. Micro Focus' Product Portfolios are Micro Focus and SUSE.

Providing customers with a world-class portfolio of enterprise-grade scalable solutions with analytics built-in, Micro Focus delivers customer-centred innovation across DevOps, Hybrid IT, Security and Risk Management, and Predictive Analytics. For more information visit www.microfocus.com.

 SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

IMPORTANT NOTICE:

The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so would breach any applicable law. No public offer of securities is being made by virtue of this announcement.

This announcement has been prepared for the purposes of complying with the applicable laws and regulations of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

ROUNDING OF FIGURES

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform exactly with the total figure given.

NO INCORPORATION OF WEBSITES

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.

NO PROFIT FORECAST

No statement in this announcement is intended as a profit forecast of Micro Focus or a profit estimate of Micro Focus and no statement in this announcement should be interpreted to mean that earnings per Micro Focus share for the current or future financial years would necessarily match or exceed the historical published earnings per Micro Focus share.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this announcement, oral statements made regarding the Transaction, and other information published by Micro Focus or HPE may contain certain statements about Micro Focus, that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this announcement may include statements about the expected effects on Micro Focus, of the Transaction, the anticipated timing and benefits of the Transaction, Micro Focus’ anticipated standalone or combined financial results and all other statements in this announcement other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus, and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus , nor any of its respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: risks relating to any unforeseen liabilities of Micro Focus; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus, and the resulting combined company. business and management strategies and the expansion and growth of the operations of Micro Focus, and the resulting combined company. the ability to successfully combine the business of Micro Focus and HPE Software and to realize expected operational improvement from the Transaction. the effects of government regulation on the businesses of Micro Focus . the risk that disruptions from the Transaction will impact Micro Focus’ business. and Micro Focus’, objectives, expectations and intentions generally.. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus's Annual Report and Accounts 2017. Forward-looking statements included herein are made as of the date hereof, and Micro Focus, undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, Micro Focus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Appendix

The below tables set out the reconciliation from HPE Software reported revenues to adjusted revenues on a quarterly basis. The reconciliation accounts for adjustments made for divestitures and changes in currency exchange rates over the course of the year.

HPE Software revenue by business for the three months ended 31 July 2017

	HPE Software – three months ended 31 July 2017 US$m	HPE Software - three months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Reported revenue	$173	$169
Revenue adjusted for divestitures	–	(4)
Adjustment for currency	–	–
Adjusted Licence revenue	$173	$165	5%
Reported revenue	$391	$397
Revenue adjusted for divestitures	–	-
Adjustment for currency	3	–
Adjusted Support revenue	$394	$397	(1)%
Reported revenue	$76	$99
Revenue adjusted for divestitures	–	–
Adjustment for currency	1	–
Adjusted Prof. Serv revenue	$77	$99	(22)%
Reported revenue	$78	$73
Revenue adjusted for divestitures	–	–
Adjustment for currency	1	–
Adjusted SaaS revenue	$78	$73	7%

HPE Software total revenue for the three months ended 31 July 2017

	HPE Software – three months ended 31 July 2017 US$m	HPE Software - three months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Total reported revenue	$718	$738
Revenue adjusted for divestitures	–	(4)
Adjustment for currency	5	–
Total adjusted revenue	$722	$734	(2)%

HPE Software revenue by business for the nine months ended 31 July 2017

	HPE Software – nine months ended 31 July 2017 US$m	HPE Software - nine months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Reported revenue	$484	$553
Revenue adjusted for divestitures	(5)	(26)
Adjustment for currency	–	–
Adjusted Licence revenue	$479	$527	(9)%
Reported revenue	$1,164	$1,225
Revenue adjusted for divestitures	(1)	(39)
Adjustment for currency	12	–
Adjusted Support revenue	$1,175	$1,186	(1)%
Reported revenue	$250	$297
Revenue adjusted for divestitures	–	–
Adjustment for currency	4	–
Adjusted Prof. Serv revenue	$254	$297	(14)%
Reported revenue	$226	$216
Revenue adjusted for divestitures	–	–
Adjustment for currency	3	–
Adjusted SaaS revenue	$229	$216	6%

HPE Software total revenue for the nine months ended 31 July 2017

	HPE Software – nine months ended 31 July 2017 US$m	HPE Software - nine months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Total reported revenue	$2,124	$2,292
Revenue adjusted for divestitures	(6)	(66)
Adjustment for currency	19	–
Total adjusted revenue	$2,137	$2,226	(4)%

HPE Software revenue by business for the 12 months ended 31 July 2017

	HPE Software – 12 months ended 31 July 2017 US$m	HPE Software - 12 months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Reported revenue	$814	$901
Revenue adjusted for divestitures	(9)	(43)
Adjustment for currency	–	–
Adjusted Licence revenue	$805	$858	(6)%
Reported revenue	$1,650	$1,652
Revenue adjusted for divestitures	(1)	(66)
Adjustment for currency	19	–
Adjusted Support revenue	$1,578	$1,586	(1)%
Reported revenue	$348	$402
Revenue adjusted for divestitures	0	–
Adjustment for currency	6	–
Adjusted Prof. Serv revenue	$355	$402	(12)%
Reported revenue	$304	$295
Revenue adjusted for divestitures	0	(7)
Adjustment for currency	4	–
Adjusted SaaS revenue	$308	$288	7%

HPE Software total revenue for the 12 months ended 31 July 2017

	HPE Software – 12 months ended 31 July 2017 US$m	HPE Software - 12 months ended 31 July 2016 US$m	% growth (adjusted for divestitures and currency)
Total reported revenue	$3,027	$3,250
Revenue adjusted for divestitures	(10)	(116)
Adjustment for currency	29	–
Total adjusted revenue	$3,046	$3,134	(3)%

NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
06 September 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer